Exhibit 99.1
PROCEEDINGS OF THE WHOLE TIME MEMBER APPOINTING INVESTIGATING AUTHORITY
WHEREAS:
The Securities and Exchange Board of India (the Board) is satisfied that it is in the interest of investors and public interest to investigate into the affairs relating to buying, selling or dealing in the shares of Satyam Computers Ltd and more particularly to ascertain whether the provisions of the SEBI Act, 1992 and following Rules and Regulations made there under have been violated:
a.	whether there are any circumstances which would render any person guilty of having contravened any of the regulations of the SEBI (Prohibition of Fraudulent and Unfair Trade Practices relating to the Securities Market) Regulations, 2003;

b.	whether any provision of the SEBI (Prohibition of Insider Trading) Regulations, 1992 has been violated by any person;

c.	whether any Merchant Banker is guilty of having contravened the provisions of the SEBI (Merchant Bankers) Rules and Regulations, 1992;

d.	whether any violation of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 has taken place;

e.	whether any violation of Securities Contract (Regulations) Act, 1956 and Rules and Notifications made there under has taken place.
The Whole Time Member has therefore, in exercise of the powers conferred upon him under Section 19 of the SEBI Act 1992 read with:
(i)	Regulation 7 of the SEBI (Prohibition of Fraudulent Unfair Trade Practices relating to the Securities Markets) Regulations, 2003;

(ii)	Sub-regulation (1) of Regulation 6 of the SEBI (Prohibition of Insider Trading) Regulations, 1992;

(iii)	Sub-regulation (1) of Regulation 29 of the SEBI (Merchant Bankers) Regulations, 1992;

(iv)	Regulation 38 of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.
hereby appoints Shri Sunil Kumar A, General Manager as the Investigating Authority to investigate into the affairs relating to buying, selling or dealing in the shares of Satyam Computer Ltd and submit a report to the Board at the earliest, vide order dated January 7, 2009. The Investigating Authority may seek the assistance of officers of the Board and any other person and these persons shall be bound to render such assistance. The Investigating Authority is also empowered to exercise the powers under Section 11 (3) and 11C of the SEBI Act, 1992 for the purpose of investigation.

SEBI is further satisfied that in the interest of the investors and in public interest / securities market, no notice to the persons to be investigated should be given and therefore it is ordered that in terms of the provisions of the said regulations the above investigation may be conducted without such notice.

It shall be obligatory upon the persons being investigated to extend co-operation and furnish such information and material as may be required by the Investigating Authority in accordance with the Regulations referred herein above.

Dated at Mumbai this 7th day of January 2009.

P K NAGPAL
EXECUTIVE DIRECTOR
SECURITIES AND EXCHANGE BOARD OF INDIA

PROCEEDINGS OF THE WHOLE TIME MEMBER APPOINTING INSPECTING AUTHORITY
WHEREAS:
The Securities and Exchange Board of India (the Board) is satisfied that it is in the interest of investors and public interest to undertake inspection of the company Satyam Computers Ltd. in accordance with Section 11 (2) (i) and Section 11 (2A) of the SEBI Act, 1992.
The Whole Time Member has therefore, in exercise of the powers conferred upon him under Section 19 of the SEBI Act 1992 hereby appoints Shri Sunil Kumar A, General Manager, as the Inspecting Authority for inspection of Satyam Computer Ltd and submit a report to the Board at the earliest vide order dated January 7, 2009. The Inspecting Authority may seek the assistance of officers of the Board or any other person and these persons shall be bound to render such assistance.
SEBI is further satisfied that in the interest of the investors and in public interest / securities market, no notice to the persons to be inspected should be given and therefore it is ordered that in terms of the provisions of the said regulations the above inspection may be conducted without such notice.
It shall be obligatory upon the persons being inspected to extend co-operation and furnish such information and material as may be required by the Inspecting Authority in accordance with the Regulations referred herein above.
Dated at Mumbai this 7th day of January 2009.

P K NAGPAL
EXECUTIVE DIRECTOR
SECURITIES AND EXCHANGE BOARD OF INDIA